Exhibit 99.1

Navios Maritime Partners L.P. Announces Closing of a $250.0 Million Term Loan B

Piraeus, Greece, June 27, 2013—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today the closing of a 5-year $250.0 million Term Loan B facility, secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B facility was priced at LIBOR + 425 basis points. Navios Partners intends to use the net proceeds of the Term Loan B facility to repay existing indebtedness and complete the previously announced acquisition of four new vessels.

Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as joint lead arrangers and joint book-runners for the syndication of the Term Loan B facility. S. Goldman Advisors, LLC, ABN AMRO Capital USA LLC, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc. and DVB Capital Markets LLC acted as co-arrangers.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com